230 Park Avenue
11th Floor
New York, NY 10169-0079
(212) 818-9200
(212) 818-9606 (Fax)

51 John F. Kennedy Parkway
First Floor West
Short Hills, NJ 07078-2713
(973)218-2509
(973) 218-2401 (Fax)
www.ssbb.com

E-Mail:  dkinsey@ssbb.com
Direct Dial:  212-404-8727

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

The entity requesting confidential treatment is: Y-mAbs Therapeutics, Inc., 230 Park Avenue, 33rd Floor, New York, New York 10169

September 5, 2018

VIA EDGAR and HAND DELIVERY

Ms. Ada D. Sarmento
Ms. Mary Beth Breslin
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4311
Washington, D.C. 20549

Re:	Y-mAbs Therapeutics, Inc. | Anticipated Price Range/
Registration Statement on Form S-1 (File No. 333-226999)

Dear Ms. Breslin:

On behalf of Y-mAbs Therapeutics, Inc. (the “Company”), we submit this supplemental letter in response to Comment No. 6 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 14, 2018 (the “Comment Letter”), relating to the Draft Registration Statement on Form S-1 (CIK No. 0001722964), originally submitted on a confidential basis by the Company to the Commission on February 13, 2018, and as revised and further submitted on a confidential basis on April 3, 2018, June 7, 2018 and August 22, 2018 and publicly filed on August 24, 2018 (as amended, the “Registration Statement”).

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §  200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked by [***] to show the portions redacted in the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing copies of this letter by hand delivery.

Set forth below are the Company’s responses to the Staff’s Comment No. 6 in the Comment Letter. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced below in bold italics the text of the Staff’s comments in the Comment Letter.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Critical Accounting Policies And Significant Judgments And Estimates

Determination Of The Fair Value Of Common Stock, Page 91

6.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE:

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

“Board”) reflecting the input of the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the IPO today, based on current market conditions, the Company presently anticipates that the estimated price range would be $[***] to $[***] (the “Preliminary Price Range”) per share, resulting in a midpoint of the Preliminary Price Range of $[***] (the “Midpoint Price”).

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the bona fide price range to be disclosed in an amendment to the Registration Statement and the preliminary prospectus will be. Furthermore, the actual bona fide price range to be included in an amendment to the Registration Statement and preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the price range for the IPO remains under discussion between the Company and the Underwriters. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

The Company advises the Staff that a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Recent Stock Option Grants

The Company’s most recent grants of stock options since December 31, 2016 (the “Review Period”), including those made since the latest balance sheet presented in the Registration Statement, are set forth below.

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Common Stock per Share on Grant Date	Estimated Fair Market Value of Stock Options
September 13, 2017	40,000	$9.35	$9.35	$5.58
December 5, 2017	20,000	$9.35	$9.35	$5.62
April 24, 2018	520,373	$11.16	$11.16	$6.42-8.09	(1)
July 10, 2018	60,000	$13.11	$13.11	$7.54

Overview of Option Pricing and Fair Value Determinations

The section captioned “Stock-Based Compensation” on pages 94 — 97 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, the Board granted stock-based awards to its employees, a non-employee consultant and certain members of its Board.  These stock-based awards consisted solely of stock options. The Board approved the grant of stock options with exercise prices intended to be equal to the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active trading market for the

(1)  On April 24, 2018, the Company granted 72,373 options to a non-employee consultant. These options are contained in the total number of 520,373 options granted on April 24, 2018. The contractual term of such options is 10 years from the date of grant. As noted on page 96 of the Registration Statement, the assumptions used to determine the estimated fair value of the stock options granted to employees and directors were slightly different than the assumptions used to determine the estimated fair value of the stock options granted to non-employees.  Essentially, for option grants to non-employees GAAP requires that the Company use the full life of 10 years as the expected term, which, in turn, affects the volatility and the interest rate, and, accordingly, resulted in the two different Black-Scholes estimated fair values. The higher estimated fair value is primarily caused by the extended term.

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

Company’s common stock, determining the estimated fair value of the Company’s common stock required the Board to make complex and subjective judgments. In doing so, the Board considered the valuation methodologies as described in the MD&A.

As stated in the Registration Statement, the Company measured stock-based compensation expense for stock options granted to its employees, a non-employee consultant and certain members of its Board on the date of grant and recognized the corresponding compensation expense of those awards, over the requisite service period on a straight-line basis, which is generally the vesting period of the respective award. The Registration Statement also describes the Company’s use of the Black-Scholes option-pricing model for these purposes.

Stock option grants and common stock valuations

The estimated fair value of the common stock underlying the stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). Throughout the Review Period, other than for the grant of 40,000 options on September 13, 2017 and the grant of 20,000 options on December 5, 2017, the Company obtained contemporaneous independent valuations from an independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Guide. As for the options granted on September 13, 2017 and December 5, 2017, the exercise price for those options mirrored the share price expected to be obtained, and actually obtained, in the Company’s October 2017 and November 2017 arms-length private placement transactions.

Since the Company’s capital structure is considered to be a “simple capital structure” under the AICPA Practice Guide in that the Company’s capital structure only involves a single class of stock, in the Company’s case, common stock and options to acquire common stock, the methodology used by the independent third-party valuation firm to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise using a Discounted Cash Flow Method (“DCFM”), and then allocating this DCFM value on a pro rata share basis to all of the shares of common stock outstanding as at the date of the valuation (the “DCFM Methodology”). Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Board reached its determination of the estimated fair value of the Company’s

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•                  progress of the Company’s research and development activities, including the status of pre-clinical studies and clinical trials for its product candidates;

•                  the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•                  the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•                  equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•                  the Company’s stage of development and commercialization and its business strategy and the material risks related to its business;

•                  the likelihood of achieving a liquidity event for the Company’s common stock, such as an IPO or an acquisition of the Company given prevailing market and biotechnology sector conditions;

•                  sales of the Company’s common stock in arms-length private placement transactions;

•                  the illiquidity of the Company’s securities by virtue of being a private company;

•                  an analysis of initial public offerings and market performance of similar companies in the biopharmaceutical industry; and

•                  management and Board experience.

Common stock valuation methodologies

The valuations discussed herein were performed in accordance with applicable elements of the AICPA Practice Guide. The AICPA Practice Guide prescribes several valuation approaches for estimating the fair value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the fair value of an enterprise to its common stock.

Based on the Company’s stage of development, its simple capital structure and other relevant factors, the Board and the independent third-party valuation firm determined that the DCFM Methodology was the most appropriate method for determining the estimated fair value of the Company’s common stock.

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

Contemporaneous common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Board considered the then most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors that the Board believed to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date included, when applicable, the prices paid in the Company’s then recent sales of common stock in arms-length private placement transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since December 31, 2016 is discussed below.

September 13, 2017. As noted above, for the options granted on September 13, 2017, the exercise price for those options mirrored the share price of $9.35 that was expected to be obtained in the Company’s October 2017 and November 2017 arms-length private placement transactions. Between December 31, 2016 and September 13, 2017, the Company continued to make progress in its clinical product portfolio, including obtaining from the U.S. Food & Drug Administration (“FDA”), in June 2017, a Rare Pediatric Disease Designation, or RPDD, for naxitamab, one of its lead product candidates, and a Breakthrough Therapy Designation, or BTD, for its other lead product candidate, 131I-omburtamab. In light of these and other clinical and financial developments, the Board determined that the estimated fair value of the Company’s common stock had increased from an estimated fair value of $8.50 per share to $9.35 per share as of September 13, 2017.

December 5, 2017. Between September 13, 2017 and December 5, 2017, the Company continued to make progress in its clinical product portfolio and on October 13, 2017 and November 17, 2017, the Company sold 5,347,568 and 3,208,557 shares of common stock, respectively, in two separate arms-length private placements, each at a purchase price of $9.35 per share, for an aggregate purchase price of approximately $80 million. As noted above, these developments were factored into the previous option grants and the Board determined that the estimated fair value of the Company’s common stock remained at $9.35 per share as of December 5, 2017.

April 24, 2018. The Company received an independent third-party valuation of its common stock as of March 1, 2018 that indicated that the fair value of the common stock on that date was $11.16 per share. In its contemporaneous valuation, the independent third-party valuation firm used the DCFM Methodology to establish an estimated fair value of the

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

Company’s common stock of $11.16 per share.  Between December 5, 2017 and April 24, 2018, the Company continued to make progress in its clinical product portfolio. In addition, on February 13, 2018, the Company submitted to the Commission a Confidential Draft Registration Statement for its IPO and on April 3, 2018, the Company submitted an amendment to its Confidential Draft Registration Statement, thereby increasing the potential for a public offering of its shares of common stock and consequently the marketability of such shares. In light of these and other clinical developments, the Board determined that the estimated fair value of the Company’s common stock had increased to $11.16 per share as of April 24, 2018.

July 10, 2018. The Company received an independent third-party valuation of its common stock as of June 1, 2018 that indicated that the estimated fair value of the common stock on that date was $13.11 per share. In its contemporaneous valuation, the independent third-party valuation firm used the DCFM Methodology to establish an estimate of the fair value of the Company’s common stock of $13.11 per share. Between April 24, 2018 and July 10, 2018, the Company continued to make progress in its clinical product portfolio, including opening sites for screening patients for the pivotal stage clinical trials of its two lead product candidates and removing a partial clinical hold on its FDA Investigational New Drug application for naxitamab, one of its lead product candidates. In addition, on June 7, 2018 the Company submitted an amendment to its Confidential Draft Registration in response to comments it had received from the Staff related to the Company’s proposed IPO, further increasing the potential for a public offering and increased marketability of its shares of common stock. In light of these and other clinical developments, the Board determined that the estimated fair value of the Company’s common stock had increased to $13.11 per share as of July 10, 2018.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated IPO price and the grant date estimated fair value of common stock for the prior stock option grants, the Company is providing the information set forth below.

2017-2018 Stock Option Grants. The Company believes that the following factors, along with those set forth above with respect to each of the options granted by the Company since December 31, 2016, adequately explain the difference between the estimated fair value of the Company’s common stock on those grant dates and the estimated IPO price.

•                     The Company has continued to progress its clinical programs for its two lead product candidates, naxitamab and 131I-omburtamab, as well as its other product candidates. Naxitamab is a recombinant humanized immunoglobulin G, monoclonal antibody that

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

targets ganglioside GD2, which is highly expressed in various neuroectoderm-derived tumors and sarcomas. Naxitamab is currently being studied in several clinical trials, including pivotal-stage development (Study 201) and a Phase 1/2 clinical trial (Study 12-230) for the treatment of pediatric relapsed/refractory (“ R/R”) high-risk neuroblastoma (“NB”), a Phase 2 clinical trial (Study 16-1643) in front-line NB, a pilot study (Study 17-251) of chemoimmunotherapy for high-risk NB and a Phase 2 clinical trial (Study 15-096) for relapsed osteosarcoma. Naxitamab received RPDD on June 15, 2017 and BTD on August 20, 2018, in each case, for the treatment of NB.  The Company views the BTD designation of naxitamab as an important milestone as BTD designation is intended to expedite the development and review of products. The designation of a product candidate as a breakthrough therapy also provides additional potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from FDA about such things as the design of the proposed clinical trials and use of biomarkers, intensive guidance on an efficient drug development program, organizational commitment involving senior managers, and eligibility for rolling review and priority review.  In addition, in 2018, the Company opened four clinical trial sites and began enrolling patients for its pivotal Phase 2 study of naxitamab. The Company expects to submit a Biologics License Application (“BLA”) for naxitamab for R/R high-risk NB in 2019.

Omburtamab is a murine monoclonal antibody that targets B7-H3, an immune checkpoint molecule that is widely expressed in tumor cells of several cancer types. 131I-omburtamab, which is omburtamab radiolabeled with Iodine-131, is currently being studied in several clinical trials including pivotal-stage development (Study 101) and a Phase 1 clinical trial (Study 03-133) for the treatment of pediatric patients who have central nervous system (“CNS”) leptomeningeal metastases (“LM”) from NB. 131I-omburtamab received BTD in June 2017, for the treatment of pediatric patients who have CNS/LM from NB. In addition, in 2018, the Company opened its first clinical trial site and began screening patients for its pivotal Phase 2/3 study. In 2019, the Company expects to submit a BLA for 131I-omburtamab for CNS/LM from NB.

•                     The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

accounts for a substantial difference between the estimated fair values of the common stock through July 10, 2018 and the Preliminary Price Range. The fair value of $13.11 per share for the stock options granted on July 10, 2018, represents approximately [***]% of the Midpoint Price, in part due to the illiquidity discount.

•                     The Preliminary Price Range reflects a remarkable improvement in the relevant market environment since December 31, 2016. This improvement is evidenced by, among other things, the more than 32% increase in the value of the NASDAQ Biotechnology Index from December 31, 2016 to July 10, 2018.

As described above, the per-share exercise prices of the stock options granted since December 31, 2016, were generally based on contemporaneous highly negotiated arms-length sales of the Company’s common stock and supported by contemporaneous independent valuations of the underlying common stock. Accordingly, the Company and its Board consider these prices to represent a bona fide estimate of the fair value of the common stock as of the respective grant dates.

The Company respectfully advises the Staff that it has not granted any additional options subsequent to those on granted on July 10, 2018 (the “Most Recent Grant Date”). The Company believes the difference between the fair value of its common stock as of the Most Recent Grant Date and the Midpoint Price is the result of the continued progress in the Company’s clinical trial activities, including the receipt of BTD for naxitamab on August 20, 2018, and the following factors:

•                            Stronger Market Conditions. The Preliminary Price Range takes into account the performance and valuations of companies in July and August 2018 that are viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s industry that would potentially be viewed by investors as comparable.

•                            Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Common Stock. The June 1, 2018 independent valuation report reflected the illiquidity of the Company’s common stock on such date and the uncertainty of an IPO. The difference between the estimated fair value of the Company’s common stock as of the Most Recent Grant Date and the lower bound of the Preliminary Price Range reflects a discount of approximately [***]%. In addition, the Company received favorable feedback from potential investors

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

following the “testing the waters” meetings that occurred on July 16, 2018, which suggested that there was investor interest in the Company at higher valuations than had been anticipated or reflected in the June 1, 2018 independent valuation report. This feedback both increased the Company’s desire to execute an IPO and gave the Company greater confidence that the market would be receptive to the Company’s IPO. Given these facts and the proximity to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•                            Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. A successful offering would provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets and (iii) a currency to enable the Company to make strategic decisions about the Company’s business as its Board may deem appropriate, each of which is reflected in the valuation reflected in the Preliminary Price Range.

Conclusion

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which the Company most recently granted stock options, the latest valuation price and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

The Company respectfully requests that the information contained in this response letter be treated as confidential information and that the Commission provide timely notice to Thomas Gad, Founder, Chairman, President and Head of Business Development, Y-mAbs Therapeutics, Inc., 230 Park Avenue, 33rd Floor, New York, NY 10169, telephone (917) 817-2992, before the Commission permits any disclosure of the underlined and highlighted information contained in the marked version of this response letter enclosed herewith.

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.

We thank the Staff in advance for its consideration of this letter.  Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dkinsey@ssbb.com or Rina R. Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rpatel@ssbb.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey, Esq.

Certain information in this document marked by [* * *] has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83. Confidential treatment has been requested by Y-mAbs Therapeutics, Inc. with respect to this letter.